# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: P10, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4514 Cole Avenue, Suite 1600, Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001888782

## Reporting persons
- Nell M. Blatherwick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,299,673; sole dispositive power 1,197,910; shared dispositive power 0; aggregate amount beneficially owned 1,197,910 (2.1% of the class)
  Comment: (1) Included in reported beneficial ownership are (i) 1,011,307 shares of Class B common stock ("Class B Stock"), which as of the date of this statement entitles its holder to ten votes for each share held, (ii) 82,443 shares of Class A Common Stock ("Class A Stock"), and (iii) options to acquire 104,160 shares of Class A Stock.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 1.7% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- David M. McCoy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,638,292; sole dispositive power 2,983,375; shared dispositive power 0; aggregate amount beneficially owned 2,983,375 (5.2% of the class)
  Comment: (1) Included in reported beneficial ownership are (i) 2,517,213 shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held, (ii) 344,000 shares of Class A Stock, and (iii) options to acquire 122,162 shares of Class A Stock.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 4.1% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Alexander I. Abell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,544,930; sole dispositive power 1,309,993; shared dispositive power 0; aggregate amount beneficially owned 1,309,993 (2.3% of the class)
  Comment: (1) Included in reported beneficial ownership are (i) 914,993 shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held, (ii) 325,000 shares of Class A Stock and (iii) options to acquire 70,000 shares of Class A Stock.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 1.5% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Andrew Rowan Nelson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,821,195; sole dispositive power 1,079,432; shared dispositive power 0; aggregate amount beneficially owned 1,079,432 (1.9% of the class)
  Comment: (1) Included in reported beneficial ownership are (i) 971,307 shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held, (ii) 55,625 shares of Class A Stock and (iii) and options to acquire 52,500 shares of Class A Stock.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 1.6% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Thomas P. Danis Revocable Living Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,983,940; sole dispositive power 1,955,210; shared dispositive power 0; aggregate amount beneficially owned 1,955,210 (3.4% of the class)
  Comment: (1) Included in reported beneficial ownership are (i) 1,780,970 shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held, (ii) 52,078 shares at Class A Stock, and (iii) options to acquire 122,162 shares of Class A Stock.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 2.9% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Prism 1, LLC: type of reporting person: other (OO); citizenship or place of organization: Alaska (AK); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,806,960; sole dispositive power 1,780,696; shared dispositive power 0; aggregate amount beneficially owned 1,780,696 (3% of the class)
  Comment: (1) Beneficial ownership consists of shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 2.9% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Prism 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,500,000; sole dispositive power 350,000; shared dispositive power 0; aggregate amount beneficially owned 350,000 (0.6% of the class)
  Comment: (1) Beneficial ownership consists of shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 0.6% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Reserve 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,500,000; sole dispositive power 350,000; shared dispositive power 0; aggregate amount beneficially owned 350,000 (0.6% of the class)
  Comment: (1) Beneficial ownership consists of shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 0.6% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Charles K. Huebner Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 42,748,741; sole dispositive power 4,391,290; shared dispositive power 0; aggregate amount beneficially owned 4,391,290 (7.4% of the class)
  Comment: (1) Included in reported beneficial ownership are (i) 4,261,939 shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held, (ii) 117,684 shares of Class A Stock and (iii) options to acquire 11,667 shares of Class A Stock.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 6.9% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.
- Jon I. Madorsky Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 38,879,496; sole dispositive power 4,032,045; shared dispositive power 0; aggregate amount beneficially owned 4,032,045 (6.9% of the class)
  Comment: (1) Included in reported beneficial ownership are (i) 3,871,939 of shares of Class B Stock, which as of the date of this statement entitles its holder to ten votes for each share held, (ii) 57,944 shares of Class A Stock, and (iii) options to acquire 102,162 shares of Class A Stock.
  
  (2) Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 6.2% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 4, 2024. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

## Item 1. Issuer
Name of issuer: P10, Inc.
Address of issuer's principal executive offices: 4514 Cole Avenue, Suite 1600 Dallas, Texas 75205

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."

1) Nell M. Blatherwick
2) David M. McCoy
3) Alexander I. Abell
4) Andrew Rowan Nelson
5) Thomas P. Danis Revocable Trust
6) Prism 1, LLC
7) Prism 2, LLC
8) Reserve 2 LLC
9) Charles K. Huebner Trust
10) Jon I. Madorsky Revocable Trust
Address of principal business office or, if none, residence: The address of each Reporting Person is c/o 4514 Cole Avenue, Suite 1600 Dallas, Texas 75205
Citizenship:
Each natural person Reporting Person is a citizen of the United States.
Thomas P. Danis Revocable Trust is organized under the laws of Illinois
Prism 1, LLC is an Alaska limited liability company
Prism 2, LLC is a Wyoming limited liability company
Reserve 2, LLC is a Wyoming limited liability company
Charles K. Huebner Trust is organized under the laws of Illinois
Jon I. Madorsky Revocable Trust is organized under the laws of Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition:
See row 8 of the cover pages.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by each Reporting Person as of December 31, 2024 and (ii) the number of shares of Class A common stock outstanding (54,850,578 shares) and Class B common stock outstanding (56,772,177 shares) as of November 4, 2024 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

Each Reporting Person is party to, or is a permitted transferee of a Reporting Person that is party to, that certain Controlled Company Agreement, dated as of October 9, 2021, as amended, with the Issuer and the other parties signatory thereto, pursuant to which, among other things, each stockholder group has certain director designation rights and has agreed to vote their shares for the designated director nominees.

The Reporting Persons may be deemed to be members of a Section 13(d) group that collectively beneficially owns more than 10% of the Issuer's common stock. Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by any other Reporting Person covered by this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nell M. Blatherwick: /s/ Nell M. Blatherwick, Nell M. Blatherwick (02/14/2025)
- David M. McCoy: /s/ David M. McCoy, David M. McCoy (02/14/2025)
- Alexander I. Abell: /s/ Alexander I. Abell, Alexander I. Abell (02/14/2025)
- Andrew Rowan Nelson: /s/ Andrew Rowan Nelson, Andrew Rowan Nelson (02/14/2025)
- Thomas P. Danis Revocable Living Trust: /s/ Thomas P. Danis, Jr., Thomas P. Danis, Jr., Trustee (02/14/2025)
- Prism 1, LLC: /s/ Thomas P. Danis, Jr., Thomas P. Danis, Jr., Manager (02/14/2025)
- Prism 2, LLC: /s/ Thomas P. Danis, Jr., Thomas P. Danis, Jr., Manager (02/14/2025)
- Reserve 2, LLC: /s/ Thomas P. Danis, Jr., Thomas P. Danis, Jr., Manager (02/14/2025)
- Charles K. Huebner Trust: /s/ Charles K. Huebner, Charles K. Huebner, Trustee (02/14/2025)
- Jon I. Madorsky Revocable Trust: /s/ Jon I. Madorsky, Jon I. Madorsky, Trustee (02/14/2025)